December 11, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Registration Statement on Form F-1

Filed November 8, 2013

File No. 333-192246

Registration Statement on Form F-4

Filed November 8, 2013

File No. 333-192247

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 of Scorpio Bulkers Inc. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Registration Statement on Form F-1”), and the draft confidential registration statement on Form F-4 of the Company in connection with the Company’s concurrent exchange offer (the “Registration Statement on Form F-4”, and together with the Registration Statement on Form F-1, the “Original Draft Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”) that were confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 1, 2013 and September 20, 2013, respectively. By letter dated October 17, 2013 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statements. The first amended registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4”, and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission for review on November 8, 2013. By letter dated November 25, 2013, the Staff provided the Company with its comments to the First Amended Registration Statements (the “Second Comment Letter”). The second amended registration statement on Form F-1 (the “Second Amended Registration Statement on Form F-1”) and the second amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4”, and together with the Second Amended Registration Statement on Form F-1, the “Second Amended Registration Statements”), which responded to the Staff’s comments contained in the Second Comment Letter, were filed with the Commission for review on November 27, 2013. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement on Form F-1”) and the third amended registration statement on Form F-4 (the “Third Amended Registration Statement on Form F-4”, and together with the Third Amended Registration Statement on Form F-1, the “Third Amended Registration Statements”), were filed with the Commission for review on December 2, 2013 and included only Exhibits 4.1, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.12. By letter dated December 5, 2013, the Staff provided the Company with its comments to the Second Amended Registration Statements and the Third Amended Registration

Statements (the “Third Comment Letter”). The fourth amended registration statement on Form F-1 (the “Fourth Amended Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Third Comment Letter, was filed with the Commission for review on December 6, 2013. By letter dated December 9, 2013, the Staff provided the Company with its comments to the Fourth Amended Registration Statement on Form F-1 (the “Fourth Comment Letter”). The fourth amended registration statement on Form F-4 (the “Fourth Amended Registration Statement on Form F-4”), which responded to the Staff’s comments contained in the Third Comment Letter, was filed with the Commission for review today. Together with this letter, the Company has also filed today its fifth amended registration statement on Form F-1 (the “Fifth Amended Registration Statement on Form F-1”), which responds to the Staff’s comments contained in the Fourth Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Fifth Amended Registration Statement on Form F-1. The following numbered paragraphs correspond to the numbered paragraphs in the Fourth Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Fifth Amended Registration Statement on Form F-1 showing changes made from the Fourth Amended Registration Statement on Form F-1.

Use of Proceeds, page 45

1.	It appears that you are no longer quantifying the amounts for each use of proceeds. Please revise to quantify the amount of net proceeds you intend to use for each purpose described in the second paragraph.

In response to the Staff’s comment the Company has revised its disclosure throughout the Fifth Amended Registration Statement on Form F-1 to state: “The Company plans to use all of the net proceeds of this offering to fund newbuilding capital expenditures.”

In addition, the Company has revised the Fourth Amended Registration Statement on Form F-4 and the Fifth Amended Registration Statement on Form F-1 to increase the size of the offering from 15,500,000 common shares to 26,100,000 common shares. The Company has also granted the underwriters a 30-day option to purchase up to 3,915,000 additional common shares at the same price per common share. Conforming changes have been made throughout the Fourth Amended Registration Statement on Form F-4 and the Fifth Amended Registration Statement on Form F-1.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265 or Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton

SK 28055 0001 1436441